Exhibit 4.48
LONG-TERM INCENTIVE PLAN - GOALS (PILP - GOALS)
PAGSEGURO INTERNET S.A.

1.Long-Term Incentive Plan - Goals

1.1.The Board of Directors of PagSeguro Digital Ltd., company listed on New York Stock Exchange (NYSE) since 01/24/2018, incorporated in Cayman Islands (“Company”), the controller of operational company PagSeguro Internet S.A., headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1384, 4 andar, Parte A, enrolled with the Corporate Taxpayers’ Registry of the Ministry of Finance (“CNPJ/MF”) under No. 08.561.701/0001-01 (“PagSeguro Brasil“), has approved this Long-Term Incentive Plan - Goals (hereinafter referred to as “LTIP-Goals”), based on which PagSeguro Brasil may grant Company Shares or deliver an amount in Brazilian Reais to certain employees (hereinafter referred to as “Beneficiaries”), pursuant to the conditions established below, as payment from PagSeguro Brasil Corporate Results-Sharing Plan (“PPR”), provided that previously selected and approved by the LTIP-Goals Committee (“LTIP-Goals Committee”), as defined below, within the limits and conditions established herein.

1.2.The purpose of the LTIP-Goals is to emphasize the alignment of interests between the Beneficiaries and the Company, upon the possibility them becoming a member of the company, broadening their commitment. PagSeguro Brasil expects to promote the expansion, success and achievement of its corporate goals, attracting and engaging persons with high potential to cooperate for success.

1.3.The management of LTIP-Goals, including the selection of Beneficiaries and the definition of relevant conditions of participation, shall be carried out by the LTIP-Goals Committee, a Company’s body comprised by the Chairman of the Company’s Board of Directors and two (2) of the other officers of Grupo UOL appointed by the Chairman. Only upon resolution by the LTIP-Goals Committee PagSeguro Brasil may execute any agreement or amendment with the Beneficiaries.

1.4.The LTIP-Goals Committee shall annually grant the Beneficiary, as payment from PagSeguro Corporate Results-Sharing Plan (“PPR”) a Maximum Annual Amount in local currency (“MAA”), associated to the achievement of performance goals established in the PPR of the previous year (“Goals”).

1.5.The MMA, at the LTIP-Goals Committee’s exclusive discretion, may be paid in shares issued by the Company (“Shares”) or in cash (“Reais”), subject to the criteria and procedures established below:

1.5.1.Every January the LTIP-Goals Committee shall establish the MAA, which shall be converted into a maximum number of Shares (“MNS”), dividing the MAA by the average price of the Company Shares in auctions in December of the prior year (or longer periods, at the LTIP-Goals Committee’s discretion), converted into Reais using the average price of U.S. Dollar for the same period.

1.5.2.Until March 31 of the year following the PPR calculation, the Beneficiary shall be entitled to receive, as payment from PPR, the Shares or Reais, at the LTIP-Goals Committee’s sole discretion, provided that:

(i)they have achieved the performance goals established in the PPR of the previous year. If the PPR goals of the previous year have not been achieved, the Beneficiary shall not be entitled to receive the Shares or Reais. If the PPR goals of the previous year have been partially achieved, the Beneficiary shall be entitled to receive the Shares or Reais corresponding to the level of achievement, subject to the limit of item (ii), below.

(ii)the total amount determined for the payment of PPR, including the amounts (Shares or Reais), subject matter hereof, plus taxes set forth in item 1.5.5 shall not be higher than the amount equivalent to a percentage of the Company’s Net Profit, or any other indicator, as established at the beginning of each year by the LTIP-Goals Committee (together with the goals annually defined for PPR).
If the total determined amount exceeds the limit established, payments associated to PPR shall be reduced on a pro-rata basis.

1.5.3.    Payment in Reais: if the LTIP-Goals Committee determines that the payment (or part of the payment) shall be made in Reais, the payment will be made within ten (10) business days from the date the Goals were assessed and the amounts to be paid as PPR were determined, which shall occur throughout the first three months of the year following the year of reference (“Assessment Date”), in the following amounts:

(i)Goals that were 100% achieved: full payment of the MAA, subject to the limit in item 1.5.2;
(ii)Goals that were partially achieved: payment of part of the MAA, subject to the limit in item 1.5.2.

1.5.4.Payment in Shares: if the LTIP-Goals Committee determines that the payment shall be made in Shares, the Shares will be delivered to the Beneficiaries within ten (10) business days from the Assessment Date. The number of Shares to be delivered to the Beneficiaries is directly related to the achievement of Goals, namely:

(i)Goals that were 100% achieved: full payment of MNS, subject to the limit in item 1.5.2;
(ii)Goals that were partially achieved: payment of part of the MNS, subject to the limit in item 1.5.2.

1.5.5.PagSeguro Brasil shall proceed with the payment of taxes levied on the delivery of the Shares or Reais, as part of the PPR payment, pursuant to legislation in force. Any taxes due arising from the sell or any other transaction characterizing the transfer of ownership of shares received by the Beneficiary under the LTIP-Goals, shall be paid by the Beneficiary.

1.6.If the LTIP-Goals Committee decides to include a new Beneficiary until the month of October of the current month, and provided that the PPR goals are achieved, the Beneficiary shall receive the Shares or Reais, on a pro-rata basis of their inclusion into the LTIP, as well as the achievement of the PPR goals, subject to the limit in item 1.5.2. Inclusion of new Beneficiaries in the months of November and December shall become effective starting from January of the following year.

1.7.As an exception, and as a liberality of the LTIP-Goals Committee, the Company may grant bonus to the Beneficiaries appointed by the LTIP-Goals Committee, in Shares or cash and within terms to be defined (and not necessarily subject to the other terms and conditions established below), for exceeding the performance that was ordinarily expected (pursuant to criteria set forth by the Company), at the LTIP-Goals Committee’s discretion.

1.8.The maximum number of Shares annually delivered to the Beneficiaries of the LTIP-Goals must not exceed one percent (1%) of the total number of Shares issued by PagSeguro Digital Ltd., as of December 31 of the year before the date of payment of the LTIP-Goals.

2.Lock-up and delivery of Shares

2.1.If the Beneficiary receives Shares as payment for the PPR, the Beneficiary must follow all the lock-up rules for sale of Shares established by SEC (Securities and Exchange Commission, USA), the Company, PagSeguro Brasil or LTIP-Goals.

2.2.Once the transfer of ownership of the Shares is made to the Beneficiary, they are the sole responsible for managing the asset.

2.3.At the LTIP-Goals Committee’s discretion, the delivery of Shares as payment for the PPR shall occur through disposal of treasury shares, subscription of new shares or payment in cash.

3.Events of Employment Termination of the Beneficiary at PagSeguro Brasil or affiliates

3.1.In the event of employment termination of the Beneficiary before the end of the year of reference of goals: the Beneficiary shall not be entitled to receive the Shares or Reais, subject matter hereof.

3.2.If the employment termination of the Beneficiary occurs after the year has ended and before the Payment Date, the Beneficiary shall receive the Shares or Reais, at the LTIP-Goals Committee’s discretion, provided that the PPR goals are fully or partially achieved, subject to the limits in item 1.5.2.

4.Legal Charges - Shares and Reais

4.1.The amounts subject matter hereof - paid in Shares or Reais - are bound to PagSeguro Brasil performance goals, established in each annual PPR. Thus, those amounts do not generate the collection of social security or labor charges (e.g., Guarantee Fund for Length of Service Payment - FGTS, thirteenth salary and vacation).

4.2.As part of a Corporate Results-Sharing Plan, pursuant to Law No. 10.101/00, PagSeguro Brasil shall pay all due amounts provided by law in force, using the payment date as calculation basis.

5.LTIP-Goals Term

5.1.The LTIP-Goals has been approved by the Company’s Board of Directors and the LTIP-Goals Committee is authorized to take actions for the implementation by the Company.

5.2.The LTIP-Goals shall remain effective until the Company’s Board of Directors or the LTIP-Goals Committee decides for its termination.

5.3.Without prejudice to the effectiveness and validity of the PPR, the LTIP-Goals and the Individual Agreements may be revised or terminated, at any time, by decision of the Company’s Board of Directors or the LTIP-Goals Committee, in the event of Force Majeure or significant variation in the economy’s general conditions or in regulations applicable to the Company or PagSeguro Brasil resulting in material changes to the projections of the LTIP-Goals and the Individual Agreement.

5.4.In the event of corporate restructuring of the Company and/or PagSeguro Brasil, which may involve third parties, or in the event of spin-off, consolidation, merger or initial public offering of subsidiaries, the LTIP-Goals and the Individual Agreement may be adjusted to the new corporate structure and amended, at the sole discretion of the Board of Directors or the LTIP-Goals Committee.

6.Final Provisions
6.1.The provisions herein do not guarantee or grant the Beneficiaries the right to remain as director and/or employee of the Company, PagSeguro Brasil or its affiliates, nor it shall affect the right of the Company or PagSeguro Brasil or its affiliates to terminate the employment agreement of the employee and/or to interrupt the director’s term, at any time and subject to the legal and contractual conditions.

6.2.Events not covered in this instrument shall be governed by the LTIP-Goals Committee or the Company’s Board of Directors.

6.3.The PPR provisions, with rules are available in Grupo UOL’s extranet, are applicable to this LTIP-Goals.

6.4.    The provisions comprised herein supersede all provisions previously agreed with the beneficiaries of the LTIP-Goals, especially concerning discrepancies.

Approved on December 18, 2018, amended and ratified on August 7, 2019, February 21, 2020, January 19, 2021 and December 20, 2021.